

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

August 22, 2008

<u>Via Facsimile and U.S. Mail</u>

Bruce A. Toth, Esq.
Winston & Strawn LLP
35 W. Wacker Drive
Chicago, IL 60601

> **Re: Lear Corporation**
> **Schedule TO-I**
> **Filed August 14, 2008**
> **File No. 005-43537**

Dear Mr. Toth:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Exchange.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

1. Please revise to include the information required by Item 1006(c) of Regulation M-A, including any negative responses. See General Instruction E to Schedule TO.

Offer to Exchange

2. Please revise your disclosure, both here and throughout the remainder of your offer materials, to ensure that your offer remains open until at least midnight

Bruce A. Toth, Esq.
Lear Corporation
August 22, 2008
Page 2

Eastern Time on the twentieth business day subsequent to commencement of the offer. Please refer to Rules 13e-4(a)(3), (a)(4), and (f)(1)(i) of the Exchange Act. At present, it appears that the offer may be open for less than the requisite twenty business days because the offer expires at 11:59 p.m. instead of midnight on what may ultimately be the twentieth business day following commencement. *See* Q&A no. 8 in Release No. 34-16623 (March 5, 1980).

Forward-Looking Statements, page 19

3. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995 since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Information Regarding Lear, page 28

4. The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). Please revise to include all of the information required by Item 1-02(bb)(1) of Regulation S-X, income per common share from continuing operations, and net income per common share. See Item 1010(c) of Regulation M-A. For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

Conditions to the Offer, page 29

5. We note that you may determine in your "sole judgment" whether certain offer conditions have occurred or are satisfied. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder results in the offer being deemed illusory. Please revise to include an objective standard for the determination of whether a condition has been satisfied. See Section 14(e) of the Exchange Act.

6. Explain to us the purpose of the language that your interpretation of the conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Bruce A. Toth, Esq.
Lear Corporation
August 22, 2008
Page 3

Extension of the Offer; Termination; Amendment, page 32

7. The first sentence in this section indicates Lear reserves the right to terminate the tender offer. This right, as presently described, may be exercised independent of whether or not any of the offer conditions have been triggered. Please revise this section to remove the implication that Lear is making an illusory offer by amending the disclosure to indicate, if true, that the offer may only be terminated by Lear pursuant to the offer conditions.

Exhibit (a)(3)

8. We note that in paragraph (10) you require that security holders acknowledge that they have read all of the terms of the offer to exchange. Please revise to omit the term "read" from this paragraph and paragraph (6) in exhibit (a)(4).

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions